EXHIBIT 7.1

RATIO OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges calculated in accordance with IFRS for the twelve month periods ended December 31, 2005, 2004 and 2003 and with US GAAP for the twelve month periods ended December 31, 2005, 2004, 2003, 2002 and 2001 are as follows:-

	Twelve Months Ended December 31,

	2005	2004	2003	2002	2001

IFRS	85.6	93.6	100.4	––	––
US GAAP	70.7	73.5	77.0	36.7	25.0

     For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.